

Jardines





06010390

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Group Secretariat

9th January 2006

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transaction</u>

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of shares involved	Price Per Share
R C Kwok	Cessation of interest in the holding of spouse upon issuance of a Certificate of making Decree Nisi Absolute (Divorce) by the Court on 25th October 2005	25th October 2005	49,291	N/A

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary